Filed by Tailwind Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

Subject Company: Tailwind Acquisition Corp.

Commission File No. 001-39489

QOMPLX, Inc.

Frequently Asked Questions about Tailwind Transaction

As you know, QOMPLX has announced an agreement to merge with a wholly owned subsidiary of Tailwind Acquisition Corp., a special purpose acquisition company (or SPAC) (NYSE: TWND). When this merger closes, QOMPLX will be wholly owned by Tailwind, and the existing shares in QOMPLX will be exchanged for shares in Tailwind (which will change its name to QOMPLX, Inc. at closing).

QOMPLX’s leadership team will continue to run the combined company. Upon closing, the combined company will operate as QOMPLX, Inc. and expects to be listed on the NYSE under the ticker QPLX. Upon the closing, Sentar and Tyche leadership will join the QOMPLX executive team as key leaders in our Government and Insurance divisions, respectively.

We believe this transaction will help fuel and accelerate our strategic initiatives and future growth plans. We expect that the additional capabilities being added to QOMPLX will further our ability to serve customers as a global leader in cloud-native risk analytics with foundational use cases in cybersecurity and insurance.

Resources

●	Investor Call, Webcast, and Presentation

●	Press Release

Transaction & Timing

Is a SPAC combination the same as an IPO?

No, a SPAC is essentially a different path to going public and raising capital than through a traditional IPO. A SPAC, or special purpose acquisition company, is formed for the purpose of raising capital from public investors and using that capital to acquire an interest in a target company. Once our business combination with Tailwind closes, Tailwind will change its name to QOMPLX, Inc. and continue as a publicly traded NYSE company under ticker symbol to QPLX. Following the business combination with Tailwind, Tailwind’s current shareholders will own a minority of the combined company. This process is called a “de-SPAC transaction.”

When will the transaction be completed?

Last week’s announcement is the first step in the process. There are several initiatives that need to be completed before the transaction closes and we become a public company, including completing our announced acquisitions of Sentar and Tyche and receiving the required approvals from certain governmental authorities, and Tailwind’s shareholders. Certain of our shareholders, constituting the requisite majority to approve the business combination, have entered into support agreements, pursuant to which such shareholders have agreed to vote in favor of the business combination. Until our business combination with Tailwind closes, QOMPLX is still a private company, and we intend to focus on operating and growing our business in the ordinary course pending the closing of these transactions.

What has to happen for the closing to occur?

The closing is subject to several closing conditions, including the approval by Tailwind’s shareholders and SEC review of the registration / proxy statement to be filed by Tailwind in connection with the transaction. We anticipate that the closing of this transaction will take place in mid-2021. Upon completion of our business combination with Tailwind, we will combine with a wholly owned subsidiary of Tailwind, and Tailwind will then change its name to QOMPLX, Inc. and continue as a publicly traded NYSE company under the ticker symbol QPLX under the current QOMPLX leadership team.

Business Impacts

How will the transaction affect our strategy and goals?

Our mission, values, strategic initiatives, and company goals remain unchanged. We continue to build the business into the leader in cloud-native risk analytics with cybersecurity and cyber insurance as tremendous catalysts for growth and collaboration, with exceptional global customers and partners. We also anticipate that our broader capabilities in insurance analytics and unified data analytics infrastructure are also enhanced by this transaction, while our product roadmap remains unchanged. This pending transaction does not and should not alter your role or responsibilities. While this is certainly an exciting time for the company, we all need to remain focused on our mission and day-to-day work. We have much to do as we continue to serve our customers, build our core technology, and develop our team for the future.

Accessing the public markets will provide us with resources to accelerate the existing initiatives we have underway, while also capitalizing on our strong pipeline of commercial opportunities to promote further growth. We expect that becoming a public company will offer enhanced opportunities for our employees and customers, ultimately resulting in an even more vibrant business.

Your Role and Our Culture

How will the transaction affect my role?

Following the closing, existing Tailwind shareholders will become the shareholders of the combined company and will not control QOMPLX, and you will remain an employee of QOMPLX. Upon closing, the combined company will operate as QOMPLX, Inc., and will be led by our leadership team and a newly expanded board of directors. Under the terms of our definitive agreement with Tailwind, upon the closing, a majority of the members of the board of directors will be comprised of representatives appointed by QOMPLX and certain shareholders of QOMPLX.

Are any organizational changes contemplated at this time?

No, there are no planned organizational changes currently contemplated.

Does QOMPLX plan to conduct any layoffs in connection with the transaction?

No, we are not planning any layoffs. This is about investing in our future to accelerate our strategic initiatives and fuel our future growth plans. This transaction will provide additional resources for these investments and add tremendous additional talent to our team. This is about pursuing growth and enhancing the suite of solutions we provide to customers and leveraging the combined strength of today’s team members in QOMPLX, with the additions of the Sentar and Tyche teams at the closing.

How will this transaction affect QOMPLX’s culture?

We take pride in being a home for talented people to work on some of the toughest challenges out there – using risk to focus our attention on what matters. Sentar and Tyche’s existing teams and cultures are well aligned with the core QOMPLX ethos. The community of professionals that we have worked so hard to build and evolve since our founding will continue as we add the additional expertise, experience, and ideas from our broader team members. We are excited for our whole team to continue supporting and collaborating with colleagues inside QOMPLX and across the broader team. We will certainly evolve, as we learn new ways of communicating as part of being a public company, but this is a mission-oriented business and our core purpose and goals remain unchanged.

Stock, Compensation, and Benefits

Can I purchase Tailwind stock or warrants?

You should not buy Tailwind stock or warrants. The SEC will pay close attention to trading in Tailwind’s stock and will flag and investigate any trades by QOMPLX employees.

Will my shares be subject to any restrictions after the closing occurs?

Yes. All current QOMPLX shareholders and optionholders will be prohibited from trading for six months after the closing, similar to a traditional IPO. We will also be adopting an insider trading policy that will govern your ability to trade QOMPLX’s stock after the closing. We will be providing more information on the rules that will be generally applicable to trading in our public company shares in the coming months.

What will happen to outstanding shares of QOMPLX stock in the transaction?

Shares of QOMPLX stock will be exchanged for shares of Tailwind based on an exchange ratio formula included in the business combination agreement entered into between QOMPLX and Tailwind.

What will happen to outstanding QOMPLX options in the transaction?

Existing QOMPLX options will be exchanged for comparable Tailwind options based on the same exchange ratio applicable to QOMPLX shares. Although the number of shares subject to each option will change based on the exchange ratio, the total exercise price of each option will remain the same (subject to minor changes due to rounding). Once the exchange occurs, your options will be subject to the terms and conditions of our new 2021 Incentive Equity Plan.

Can I still exercise my QOMPLX options?

Yes, you can still exercise your options between now and shortly before the closing. The announcement of the transaction will have an impact on the valuation of our common stock that will be taken into account for tax purposes when determining potential taxes paid at the time of your exercise. We strongly recommend consulting with your personal tax and financial advisors about these impacts, as the company cannot provide any personal tax or financial advice.

How will the transaction affect my compensation?

Your role, base pay, and benefits will not be affected by this transaction. As always, we will continue to pay people competitively. We will continue our annual salary review process that takes into account market trends for all of our roles and responsibilities held. We also will continue to conduct targeted adjustments when we see the market changing for in-demand jobs. This transaction will further our ability to operate the company with a strong balance sheet to invest in our future growth and provides additional transparency about our business for all current and prospective team members, partners, and customers going forward.

Communication and Questions

What information can I share about the transaction?

Please only share public information about the transaction. We pride ourselves on our ability to maintain the confidentiality of information about our business and our customers’ businesses, and must use the same level of care when it comes to information about the transaction, even with friends and family. This is especially important given the tremendously sensitive and important work we do for clients. We recommend only referencing information from our press release, which is available here. Please keep in mind that there are strict legal limitations about what details can be shared about the transaction.

What should I do if I am contacted by a reporter?

Please do not speak with the media (or anyone outside of QOMPLX) unless specifically authorized by Kevin Amrine, even if the inquiry does not appear directly related to the transaction. If you receive any questions or inquiries about the transaction, please respond that you are not able to comment on the matter. Please direct any media inquiries to Luke Schleusener, who can coordinate internal resources as well as supporting outside public relations assets.

What should I do if I have further questions?

If you have specific questions, please submit them to Abha DasGupta. Depending on the question, we may have to consult with our legal team, so we appreciate your understanding of possible delays in getting back to you. While we will seek to be transparent about the process, SEC rules require us to be careful about how we communicate about the transaction and our business. The SEC’s rules for transaction- and business-related communications are strict, and we will follow them. Going forward, there will be new rules about how we communicate as a public company that we will share more information on those policies in the coming months. The overall process will support us sharing more about our business in many ways, but the timing and nature of our disclosures will be more carefully orchestrated now to ensure we meet all applicable requirements.

Disclaimers

Additional Information

In connection with the transactions contemplated by the Business Combination Agreement, dated March 1, 2021, by and among Tailwind Acquisition Corp. (“Tailwind”), Compass Merger Sub, Inc., QOMPLX, Inc. (“QOMPLX”), and Rationem, LLC, in its capacity as the representative of the stockholders of QOMPLX (such transactions, the “Business Combination”), Tailwind intends to file with the U.S. Securities and Exchange Commission’s (“SEC”) a Registration Statement, which will include a preliminary prospectus and preliminary proxy statement. Tailwind will mail a definitive proxy statement/final prospectus and other relevant documents to its stockholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Tailwind will send to its stockholders in connection with the Business Combination. Investors and security holders of Tailwind are advised to read, when available, the proxy statement/prospectus in connection with Tailwind’s solicitation of proxies for its extraordinary general meeting of stockholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/final prospectus will be mailed to stockholders of Tailwind as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 1545 Courtney Avenue, Los Angeles, CA 90046.

Forward-Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between Tailwind and QOMPLX, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Tailwind’s and QOMPLX’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Tailwind and QOMPLX. These statements are subject to a number of risks and uncertainties regarding Tailwind’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions generally and competitive factors impacting the businesses of any of Tailwind, QOMPLX, Sentar, Inc. (“Sentar”) and RPC Tyche LLP (“RPC Tyche”); the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the inability of QOMPLX to consummate a Pipeline Acquisition or the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement for such Pipeline Acquisition; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the stockholders of Tailwind or QOMPLX for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Tailwind, QOMPLX, Sentar and RPC Tyche; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of the combined company to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by Tailwind’s stockholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on NYSE following the Business Combination; costs related to the Business Combination; inaccuracies for any reason in the estimates of expenses and profitability and the projected financial information (including on a pro forma basis giving effect to the acquisitions of Hyperion Gray, LLC, Sentar and RPC Tyche) for QOMPLX; and other risks and uncertainties, including those to be included under the header “Risk Factors” in the registration statement on Form S-4 to be filed by Tailwind with the SEC and those included under the header “Risk Factors” in the final prospectus of Tailwind related to its initial public offering, dated September 3, 2020. There may be additional risks that are presently unknown or believed to be immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Tailwind’s and QOMPLX’s expectations, plans or forecasts of future events and views as of the date of this communication. Tailwind and QOMPLX anticipate that subsequent events and developments will cause these assessments to change. However, while Tailwind and QOMPLX may elect to update these forward-looking statements at some point in the future, Tailwind and QOMPLX specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Tailwind’s or QOMPLX’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Participants in the Solicitation

Tailwind, QOMPLX and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Tailwind’s stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Tailwind’s directors and officers in Tailwind’s filings with the SEC, including the Registration Statement to be filed with the SEC by Tailwind, which will include the proxy statement of Tailwind for the Business Combination. The names and interests of QOMPLX’s directors and executive officers will also be in the Registration Statement to be filed with the SEC by Tailwind, which will include the proxy statement of Tailwind for the Business Combination.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.